EXHIBIT 11 COMPUTATION OF LOSS PER SHARE

(In thousands, except per share data)	Three Months Ended March 31,
	2013	2012
NUMERATOR:
Net loss attributable to the Company – common shares	$(203,003)	$(143,629)
Less: Participating securities dividends	2,566	7,475
Less: Income (loss) attributable to the Company – unvested shares	-	-
Net loss attributable to the Company per common share – basic and diluted	$(205,569)	$(151,104)

DENOMINATOR:
Weighted average common shares outstanding - basic	83,126	82,654
Effect of dilutive securities:
Stock options and restricted stock (1)	-	-
Weighted average common shares outstanding - diluted	83,126	82,654

Net loss attributable to the Company per common share:
Basic	$(2.47)	$(1.83)
Diluted	$(2.47)	$(1.83)

(1)    Equity awards of 5.3 million were outstanding as of March 31, 2013 and 2012, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.

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